August 6, 2024

Sven-Olof Lindblad
Chief Executive Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, NY 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Registration Statement on Form S-1
           Filed August 1, 2024
           File No. 333-281186
Dear Sven-Olof Lindblad:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   John J. Wolfel